Antiaging Quantum Living Inc.

135-27 38th Avenue, #388

Flushing, NY 11354

Telephone: (929) 990-3255

December 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Antiaging Quantum Living Inc.

Registration Statement on Form S-1 filed on December 12, 2025

File No. 333-292108

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Antiaging Quantum Living Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:15 p.m. Eastern Time, on Friday, December 19, 2025, or as soon as practicable thereafter.

Very truly yours,

Antiaging Quantum Living Inc.

By:	/s/ Barry Wan
Barry Wan
Chief Executive Officer